Exhibit 99.1

PERDIGÃO WILL BUILD ONE MORE POWDERED MILK PROCESSING UNIT IN RIO GRANDE DO SUL

The company will develop programs to increase productivity and the quality of milk production in the Três de Maio region, where the plant will be set up

Perdigão announced this Tuesday (6/10) the construction of a powdered milk processing unit in Três de Maio, state of Rio Grande do Sul, located 500 km from Porto Alegre. The plant will have the capacity for receiving 600,000 liters/day of milk and for processing 2,000 tonnes/month of powdered milk. The company already operates a plant in the city for the production of mozzarella cheese.

The new unit will have state-of-the-art facilities for high-quality production. The construction work is expected to take 20 months. Perdigão will make a R$65 million investment in the project, the second the company has made in less than two years in the region. In April 2007, a plant with similar capacity was opened in Ijuí.

The plant to be set up in Três de Maio will occupy a 60,000 m2 built area. It will be built in a 30-hectare lot donated by the Municipal Government, which will also support the enterprise by providing infrastructure services that will facilitate the industrial, production and transportation operations.

This will be Perdigão’s sixth powdered milk processing plant, as it already operates units in Ijuí  (two drying towers) and Teutônia (two towers), in the state of Rio Grande do Sul; Itumbiara (two towers), in the state of Goiás; Ravena and Rio Casca (one tower each), in the state of Minas Gerais.

GENERATION OF JOBS AND PARTNERSHIPS

Três de Maio is located between the Celeiro, Fronteira Noroeste and Missões regions, in the geographical center of one of the largest milk basins in the state. With a population of approximately 24,000 inhabitants, the city has easy access to the main consumer centers in the northwestern region of Rio Grande do Sul.

Once it is operating at full capacity, Perdigão’s plant will generate approximately 150 direct jobs and more than 500 indirect ones. In order to meet the new unit’s input demand, the company will implement the “Clube do Produtor” (Producer’s Club) program, intended to enhance milk production in the region, thus helping increase the income and improve the quality of life of local producers.

Clube do Produtor, which has been implemented in other producing regions of Rio Grande do Sul, has already been tested successfully in Carambeí, in the state of Paraná, where one of Perdigão’s dairy product plants is located, and is being adapted to Bom Conselho, located in the rural area of the state of Pernambuco, where the company is building a new agroindustrial plant.

The program offers a series of benefits to the company’s partners, among which are the development of actions aimed at the plantation’s genetic improvement and at providing permanent technical support to the producer, in addition to assisting in the purchase of medicine and semen at competitive prices.

Perdigão’s technical team will also negotiate with financial agents of the sector, seeking alternatives to allow the execution of agreements between those entities and producers in order to finance the purchase of milking machines and coolers, which help increase productivity and improve milk quality.

At the same time, the company intends to enter into a partnership with the region’s farmers in order to expand the reforestation area in the surroundings of the city, since the plant’s operations will demand the use of wood for heat generation.

PERDIGÃO’S OPERATIONS IN RIO GRANDE DO SUL

DAIRY PRODUCTS 6 INDUSTRIAL UNITS	• IJUÍ • IVOTI • SANTA ROSA • SÃO LOURENÇO DO SUL • TEUTÔNIA • TRÊS DE MAIO
MEAT 8 INDUSTRIAL UNITS	• BOM RETIRO • CAVALHADA • LAJEADO • MARAU (3) • MATO CASTELHANO (*) • SERAFINA CORRÊA
6 DISTRIBUTION CENTERS	• ESTEIO • IJUÍ • LAJEADO • MARAU • SÃO LOURENÇO DO SUL • TEUTÔNIA

(*) On-demand production

COMPANY PROFILE

Perdigão  is one of the largest food companies in Latin America. It is the third largest in poultry slaughtering capacity and is among the world’s 10 largest in pork slaughtering capacity, in addition to being one of the main Brazilian milk collection companies. Perdigão is an international scale corporation: its products are sold to over 110 countries.

Founded in 1934 by Italian immigrants in Videira, state of Santa Catarina, the company currently employs more than 55,000 staff, and operates industrial units in 10 Brazilian states, besides three in Europe (England, the Netherlands, and Romenia), and one in Argentina. It also keeps business offices in England, the Netherlands, Hungary, Spain, Austria, Italy, France, Russia, Unites Arab Emirates (Dubai), Singapore, Japan and Madeira (Portugal), and a distribution center in the Netherlands.

São Paulo, June, 10 2008.

For more information. contact:

Perdigão Companies

Investor Relations

acoes@perdigao.com.br

(55) (11) 3718-5465

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.